October 13, 2023

Michael Volley/Benjamin Phippen
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:     SEC letter dated September 20, 2023 regarding the Form 10-K for the Fiscal Year Ended December 31, 2022 filed February 24, 2023 and the Form 10-Q for the Quarterly Period Ended June 30, 2023 filed August 9, 2023 by CNO Financial Group, Inc. (File No. 001-31792)

The following information is provided in response to the comments in the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated September 20, 2023. For ease of reference, each of the Staff’s comments is reproduced below and is followed by CNO Financial Group, Inc.’s (“CNO” or the “Company”) response.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Summary of Significant Accounting Policies, page 10

1.    Staff Comment: Please tell us and revise future filings to more clearly describe how your annuities are accounted for during the accumulation and payout phase. Please describe the key attributes of each phase and describe the specific liabilities and revenue line items that are used to present the key recognition events. To supplement your disclosure, please provide us with an accounting analysis of the life cycle of a typical fixed index annuity, detailing the journal entries recorded with appropriate commentary at issuance and throughout the accumulation and payout phase. Please include the accounting for embedded derivatives, market risk benefits in an asset and liability position and include details regarding the periodic unlocking exercises. Please include appropriate reference to the applicable accounting guidance supporting your journal entries at each stage of the life cycle.

    Response: The fixed indexed annuities (“FIA”) issued by the insurance subsidiaries of CNO are a deferred annuity contract with a guaranteed minimum interest rate plus a contingent return based on the price return of an external index, which is typically the S&P 500 (and is assumed to be the S&P 500 throughout this letter). FIA contracts are designed so that the guaranteed contract value meets regulatory requirements such that the contract holder receives no less than 90 percent of the initial deposit, compounded annually at 3 percent, which establishes a floor value for the contract.

    Our FIA contracts do not have a specified maturity date; therefore, the contracts remain in the accumulation phase until the customer surrenders the contract. Although the contracts permit the holder to elect to convert their annuity contract to a periodic paying contract under various payment options after a defined period of time, few elect these options. Policyholders can surrender the contract at any time, at which point they receive their account value, as specified in the contract, less any applicable surrender charges. The account value is generally defined as the greater of the policyholder’s initial investment plus the equity-indexed return or a guaranteed floor amount (calculated as the policyholder’s initial investment plus a specified annual percentage return). One penalty-free withdrawal of up to 10 percent of either the premium paid or the account value is permitted annually after the first year of the annuity’s term and many policyholders elect that option at various times.

    Our FIAs are annual periodic ratchet designed contracts, where the policyholder receives the greater of: (i) the defined appreciation in the equity index during each one-year period ending on the policy’s anniversary date; or (ii) the guarantee minimum fixed return over that period.

    Consistent with the terms of the policy, the contract holder receives a portion of the appreciation in the S&P 500 index during the annual period, which is based on a participation rate that is reset on each policy anniversary date; subject to contractual guaranteed minimum participation rates. This allows the Company to set the participation rate at a level consistent with the investment return earned on the net premiums received and the current option cost to fund the indexed benefit.

    In 2016, we began offering a guaranteed lifetime income rider to our FIA contracts, which allows policyholders the option to elect to receive a guaranteed income stream for life, without having to annuitize their policy. In 2021, an optional benefit was added to the rider which enhances the guaranteed income stream payout amount for a two-year period if the policyholder meets certain conditions related to the ability to perform activities of daily living. These benefits are often referred to as guaranteed living withdrawal benefits (“GLWB”).

    Commissions, underwriting, sales and contract issuance and processing costs are incurred when a FIA contract is issued. When such costs are incremental costs directly related to the successful acquisition of a new insurance contract, they are capitalized and amortized on a constant level basis over the expected term to approximate straight-line amortization.

    Similar descriptions of our fixed indexed products are currently provided in Item I of our Form 10-K. To the extent the above disclosures are not currently provided, they will be included in future filings.

    With respect to periodic unlocking exercises, a detailed review of assumptions is performed annually during the fourth quarter. There were no assumption changes related to fixed indexed annuities in the three and six months ended June 30, 2023 and 2022. In future filings, we will include disclosures related to our periodic unlocking exercises.

    In response to your request to provide detailed journal entries for the accounting for FIAs, please refer to the illustration included in Exhibit 1-1.

Liability for future policy benefits, page 11

2.    Staff Comment: We note your disclosure that, “this liability also includes the amount of total reserves above (below) policyholder account balances for our fixed indexed annuity products due to the valuation of the related embedded derivative.” Please tell us and revise future filings to quantify this amount for each period presented and, if true, disclose that the change in this amount is recognized as “Insurance policy benefits” in the statement of operations. Additionally, please tell us and in future filings revise the Policyholder account balance policy disclosure to clearly describe the portion of the embedded derivative liability that is presented in this line item and revise the table on page 44 to more clearly describe in which balance sheet line items the fair value of the embedded derivative liability is presented.

    Response: Total liabilities for insurance products related to our fixed indexed annuities are comprised of: (i) the liability related to the host contract; and (ii) the fair market value of the embedded derivatives as summarized below (dollars in millions):

	June 30, 2023	December 31, 2022
Fixed indexed annuity insurance liabilities
Host contract liability	$8,035.3	$7,856.4
Embedded derivatives at market	1,355.4	1,297.0
Total fixed indexed annuity insurance liabilities	$9,390.7	$9,153.4

    For presentation in the consolidated balance sheet, the total fixed indexed annuity insurance liability balance is bifurcated between: (i) policyholder account balances (which is the total of all current balances accruing to the policyholder under the terms and conditions of the policies assuming the contracts will continue in force); and (ii) the difference between the total fixed indexed annuity insurance liabilities summarized above and the policyholder account balances, which is classified as future policy benefits. These classifications are summarized below (dollars in millions):

	June 30, 2023	December 31, 2022
Policyholder account balances	$9,852.6	$9,644.8
Future policy benefits	(461.9)	(491.4)
Total fixed indexed annuity insurance liabilities	$9,390.7	$9,153.4

    The following definition of policyholder account balance is provided in ASC 944, which we follow in determining the amount to record in the policyholder account balances line item in our financial statements:

At any point in time, this is the amount held by the insurance entity on behalf of the policyholder. This balance may be held in a general account, a separate account (a legally segregated account), or a combination of both on the insurance entity’s balance sheet. This account includes premiums received from the policyholder, plus any credited income, less any relevant charges (acquisition costs, cost of insurance, and so forth).

    When the total policyholder account balance exceeds the total fixed indexed annuity insurance liabilities, a negative future policy benefit balance will occur.

    In future filings, we will revise the table on page 44, as presented below, to more clearly describe which balance sheet items the fair value of the embedded derivative liability is included:

    ACCOUNTING FOR DERIVATIVES

    Our freestanding and embedded derivatives, which are not designated as hedging instruments, are held at fair value and are summarized as follows (dollars in millions):

	Fair value
	June 30, 2023	December 31, 2022
Assets:
Other invested assets:
Fixed indexed call options	$194.2	$56.7
Reinsurance receivables	(18.1)	(17.8)
Total assets	$176.1	$38.9
Liabilities:
Embedded derivatives related to fixed indexed annuities at fair value:
Policyholder account balances	$1,817.3	$1,788.4
Future policy benefits	(461.9)	(491.4)
Total liabilities	$1,355.4	$1,297.0

Liabilities for Insurance Products, page 28

3.    Staff Comment: Please tell us and revise future filings to clarify the difference between “Issuances” and “Premiums Received” in the rollforward of the liability for policyholder account balances on page 34.

    Response: “Issuances” represents funds collected from new business, and “Premiums received” represents premiums collected from policyholders during the period related to inforce business. In future filings, we will add parenthetical explanations to these line items to describe what is included in each line item, as summarized below.

    The following table summarizes balances and changes in the liability for policyholder account balances for the six months ended June 30, 2023 (dollars in millions):

	Six months ended
	June 30, 2023
	Fixed indexed annuities	Fixed interest annuities	Other annuities	Interest-sensitive life	Funding agreements	Other
Balance, beginning of period excluding contracts 100% ceded	$9,490.4	$1,663.1	$127.1	$1,209.6	$1,410.8	$395.5
Issuances (funds collected from new business)	674.9	91.1	—	20.4	—	—
Premiums received (premiums collected from inforce business)	.2	1.6	15.4	101.6	—	134.3
Policy charges	(9.2)	(.4)	—	(93.3)	—	—
Surrenders and withdrawals	(360.8)	(85.4)	(20.7)	(16.3)	(14.3)	(144.2)
Benefit payments	(122.3)	(55.9)	(3.1)	(13.7)	—	—
Interest credited	23.3	22.5	1.2	18.5	14.4	1.3
Other	11.2	—	(.2)	(.2)	—	—
Balance, end of period excluding contracts 100% ceded	9,707.7	1,636.6	119.7	1,226.6	1,410.9	386.9
Balance, end of period for contracts 100% ceded	144.9	612.4	22.3	109.1	—	10.6
Balance, end of period	$9,852.6	$2,249.0	$142.0	$1,335.7	$1,410.9	$397.5

Form 10-K for the Fiscal Year Ended December 31, 2022

Annuities, page 9

4.    Staff Comment: Please tell us and revise future filings to clarify how premiums are paid for your fixed index annuities (e.g., lump sum or installments) and the magnitude of each.

    Response: In 2023, we will begin offering fixed indexed annuities which permit flexible premium payments. However, we expect the vast majority of premium payments will continue to be paid in a lump sum. In future filings, we will add the following disclosure assuming no significant changes in consumer behavior:

Substantially all of the deposits on our fixed indexed annuity products are paid in a lump sum.

5.    Staff Comment: Please tell us and revise future filings to clarify the available payout options for your fixed index annuities (e.g., lump sum, fixed payments for a fixed amount of time, lifetime payments, etc.) and the magnitude of each payment option selected.

    Response: Although our fixed indexed annuities provide for various annuitization options which permit the policyholder to convert a policy to one which provides for periodic payments under various payment options (including the policyholder’s remaining life or for a term-certain period), the majority of policyholders take their benefit in a lump sum or may elect the option to take one penalty-free withdrawal of up to 10 percent each year of either the premium paid or the account value after the first year of the annuity’s term. Similar disclosure will be added in future filings.

Overview, page 48

6.    Staff Comment: We note your disclosure on page 65 that, “Net investment income and interest credited exclude the change in market values of the underlying options supporting the fixed indexed annuity products and corresponding offsetting amount credited to policyholder account balances. Such amounts were $(181.3) million, $195.5 million and $32.3 million in 2022, 2021 and 2020, respectively.” Please provide us with and revise future filings to include an analysis of the earnings impact, for each period presented, of the embedded derivative and related items if meaningful to the analysis (e.g., interest credited to policy holder account balances, amortization of DAC, etc.) and the derivative options used to hedge the embedded derivative. The analysis should detail the specific line items in which each earnings impact is recognized in your GAAP financial statements and in your non-GAAP financial measures net operating income and non-operating income.

    Response: In response to your request, we have provided a reconciliation of the relevant fixed indexed annuity amounts in our consolidated statement of operations to our non-GAAP financial measures of margin from fixed indexed annuities and non-operating income. Please refer to Exhibit 6-1 for a reconciliation for the six months ended June 30, 2023.

    Options are not purchased to hedge the embedded derivatives. We buy call options (including call spreads) referenced to the applicable indices in an effort to hedge potential increases to policyholder benefits resulting from increases in the particular index to which the policy’s return is linked. The value of the embedded derivatives is based on the estimated cost to fulfill our commitment to fixed indexed annuity policyholders to purchase a series of annual forward options over the duration of the policy (and is not based on the increase in the particular index to which the policy’s return is linked).

7.    Staff Comment: We note your disclosure on page 50 in note (a) that “fair value changes due to fluctuations in the interest rates used to discount embedded derivative liabilities related to our fixed indexed annuities” is excluded from your segment measure. Please tell us and revise future filings as needed to clarify, if all changes in fair value of embedded derivative liabilities are excluded, or if it is only the portion related to changes in the discount rate. Additionally, please explain why you exclude the change in fair value of the embedded derivative liabilities from your segment measure but include the change in fair value of the derivative call options which are used to hedge the embedded derivative liability.

    Response: Prior to January 1, 2023, our non-operating earnings only included fair value changes due to fluctuations in interest rates that were used to value the embedded derivatives related to our fixed indexed annuities. In connection with our adoption of the new accounting standard related to targeted improvements to the accounting for long-duration insurance contracts effective January 1, 2023, we updated our method of determining non-operating earnings for our fixed indexed annuities to better identify the volatile non-economic impacts of that line of business to include the impacts of changes in equity markets on the fair value of the embedded derivatives. The change in fair value of the derivative call options is not included in non-operating earnings as there is a corresponding offsetting amount credited to policyholder account balances which results in no net impact to our earnings. The reconciliation included in Exhibit 6-1 illustrates this impact.

8.    Staff Comment: To the extent that the adjustments included in the non-GAAP reconciliation on page 50 are presented net of tax, please revise future filings to show the adjustments on a gross basis and show the tax impact of adjustments in a separate line item with a clear explanation of how the amount was measured. Also, revise your discussion of the non-GAAP measure as needed to clarify the measurement of each adjustment. Please refer to question 102.11 of the C&DIs on Non-GAAP Financial Measures for guidance.

    Response: The adjustments included in the non-GAAP reconciliation on page 50 are presented gross of tax and the tax impact of such adjustments is included on a separate line item. In future filings, we will revise footnote (a) to add additional disclosure indicating that the tax impact of the adjustments includes the current and deferred income tax expense or benefit associated with such items.

Such additional disclosure is in bold-face type below:
____________
(a)Management believes that an analysis of net income applicable to common stock before: (i) net realized investment gains (losses) from sales, impairments and change in allowance for credit losses, net of related amortization and taxes; (ii) net change in market value of investments recognized in earnings, net of taxes; (iii) fair value changes due to fluctuations in the interest rates used to discount embedded derivative liabilities related to our fixed indexed annuities, net of related amortization and taxes; (iv) fair value changes related to the agent deferred compensation plan, net of taxes; (v) changes in the valuation allowance for deferred tax assets and other tax items; and (vi) other non-operating items consisting primarily of earnings attributable to VIEs ("net operating income", a non-GAAP financial measure) is important to evaluate the financial performance of the company, and is a key measure commonly used in the life insurance industry. The income tax expense or benefit included in net non-operating income (loss) represents the current and deferred income tax expense or benefit allocated to the items included in non-operating earnings. Management uses this measure to evaluate performance because the items excluded from net operating income can be affected by events that are unrelated to the Company's underlying fundamentals. The table above reconciles the non-GAAP measure to the corresponding GAAP measure.

Results of Operations, page 59

9.    Staff Comment: Please tell us and enhance your disclosure in future filings to more fully describe the line item labeled amortization and non-deferred commissions, specifically detailing what nondeferred commissions are and where they are presented in the consolidated statement of operations so a reader can better understand the nature of these adjustments and how they relate to your consolidated operating results.

    Response: The line item labeled “amortization and non-deferred commissions” is comprised of: (i) amortization of deferred acquisitions costs and present value of future profits; and (ii) commission expenses that are not directly related to the successful acquisition of new or renewal insurance contracts, and, therefore, are not eligible to be deferred. Such non-deferred commissions are included in other operating costs and expenses on the consolidated statement of operations. In future filings, we will enhance our disclosures to describe the non-deferred commissions and where they are presented on the consolidated statement of operations.

An example of such disclosure is as follows which will be included in a footnote below the table in future filings.
____________
(a) Amortization and non-deferred commissions are comprised of: (i) the amortization of deferred acquisition costs and present value of future profits; and (ii) commission expenses that are not directly related to the successful acquisition of new or renewal insurance contracts and, therefore, are not eligible to be deferred. Such non-deferred commissions are included in other operating costs and expenses on the consolidated statement of operations.

Margin from fixed indexed annuities, page 64

10.    Staff Comment: We note insurance policy benefits totaled ($106.2) million, $33.7 million and $108.8 million for 2022, 2021 and 2020. Please tell us and revise future filings to more clearly discuss what activity this represents and describe the key drivers resulting in the variability during the periods presented.

    Response: Insurance policy benefits related to fixed indexed annuity products were $(106.2) million, $33.7 million and $108.8 million in 2022, 2021 and 2020, respectively. Such amounts were primarily impacted by: (i) assumption unlocking exercises in each year as further disclosed on pages 60 and 61; and (ii) changes in market conditions (primarily higher interest rates and lower equity markets) which impacted the valuation of the embedded derivatives as disclosed on page 64. The following table summarizes such impacts in each year (dollars in millions):

	(Expense) income
	2022	2021	2020
Insurance policy benefits	$(106.2)	$33.7	$108.8
Impact of assumption unlocking exercises	(32.8)	40.7	124.3
Impact of market conditions on the value of the
embedded derivatives	(62.0)	4.0	4.0
Insurance policy benefits, excluding impact
of the above items	$(11.4)	$(11.0)	$(19.5)

    In future filings, we will more clearly describe the impacts driving the variability similar to the above, and modified as appropriate.

Consolidated Statement of Operations, page 93

11.    Staff Comment: Please tell us and revise future filings to detail the amount and nature of material items disclosed as “Amortization” on the face of the Consolidated Statement of Operations.

    Response: The “Amortization” line item on the face of the consolidated statement of operations is comprised of the amortization of deferred acquisition costs and the amortization of the present value of future profits. In future filings, this line item will be referred to as “Amortization of deferred acquisition costs and present value of future profits”.

Note 4 Fair Value Measurements, page 121

12.    Staff Comment: We note your disclosure on page 131 that the change in fair value, net for each period in your embedded derivatives is included in the consolidated statement of operations. Please tell us and revise future filings here and in the summary of significant accounting policies to disclose in which line item(s) the net change in fair value of your embedded derivatives is presented.

    Response: The change in fair value, net line item included in our disclosure on page 131 is included in the Insurance policy benefits line item in the consolidated statement of operations. In future filings, this disclosure as well as the derivatives disclosure included in the summary of significant accounting policies will include the specific line items that are impacted by changes in fair value of our embedded derivatives.

Note 10 Derivatives, page 149

13.    Staff Comment: Please tell us and revise future filings to disclose the location and amount of gains and losses on your embedded derivatives in the table on the bottom of page 149. Refer to ASC 815-10-50-4A for guidance.

    Response: In future periods, we will add to the table on the bottom of page 149 the amount included in insurance policy benefits related to embedded derivatives associated with our fixed indexed annuity products (which was disclosed on page 131). See below for an example of the revised disclosure.

The following table provides the pre-tax impact recognized in net income for derivative instruments, which are not designated as hedges for the periods indicated (dollars in millions):

	2022	2021	2020
Net investment income (loss) from policyholder and other special-purpose portfolios:
Fixed indexed call options	$(206.6)	$220.9	$39.5
Total investment gains (losses):
Embedded derivatives related to modified coinsurance agreement	(16.1)	(3.1)	2.6
Total revenues from derivative instruments, not designated as hedges	(222.7)	217.8	42.1
Insurance policy benefits:
Embedded derivatives related to fixed indexed annuities	(488.5)	(23.5)	(21.4)
Net pre-tax impact	$265.8	$241.3	$63.5

Note 14 Statutory Information (Based on Non-GAAP Measures), page 156

14.    Staff Comment: Please tell us and revise future filings to disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements. Refer to ASC 944-505-50-1.

    Response: The Company’s insurance subsidiaries are required to comply with minimum statutory capital and surplus levels in the states they do business. At December 31, 2022, the statutory capital and surplus of each of our insurance subsidiaries exceeded such minimum requirements which ranged from $1.4 million to $6.0 million. The combined minimum statutory capital and surplus requirements of our insurance subsidiaries is $27.4 million. Such minimum statutory capital and surplus requirements are not significant in relation to the statutory capital and surplus of our insurance subsidiaries. In accordance with ASC 944-505-50-1, disclosure of statutory capital necessary to satisfy regulatory requirements is not required if such amounts are not significant to the entity’s statutory capital and surplus. Accordingly, no disclosure is deemed necessary.

    Please note that our current disclosures do include information related to RBC requirements and the various levels of capital and surplus that could result in possible regulatory attention.

In connection with responding to your comments, the Company provides specific acknowledgment of the following:

•The Company is responsible for the accuracy and adequacy of the disclosures in our filings;

•Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at john.kline@cnoinc.com.

Very truly yours,

/s/ John R. Kline

John R. Kline
Senior Vice President and
Chief Accounting Officer

Exhibit 1-1

Illustration of Accounting for FIAs

    To illustrate the accounting for a FIA contract, we are providing the following example which has been simplified for illustration purposes. For example, the illustration excludes the impact of taxes and excludes expenses required to maintain the policy.

Initial premium	$20,000
Portion of premium (based on policyholder election) allocated to:
Fixed fund	4,000
Indexed fund	16,000
Participation rate for indexed fund	60%
Embedded derivative at issuance date (related to indexed fund)	$2,000
Host contract at issuance date (related to indexed fund)	14,000
Deferred acquisition costs	1,200
Election of GLWB option	Yes
Expected term to surrender	One day after three year anniversary
Rate on fixed fund	3%
Yield on fixed maturity investments	5%

Accounting at inception

(1)
Cash	$20,000
Policyholder account balance		$20,000

    (To record the initial payment from the policyholder.)

(2)
Deferred acquisition costs	$1,200
Cash		$1,200

    (To capitalize costs directly related to the successful acquisition of the annuity contract.)

(3)
Other invested assets (S&P 500 options)	$300
Cash		$300

    (To record the initial purchase of S&P 500 options to provide the potential equity index benefit for the initial year.)

(4)
Fixed maturity investments	$18,500
Cash		$18,500

    (To record the investment of the net cash flows from the annuity sale.)

    Year 1 anniversary

S&P return for year	10%
Index credited (60% of S&P return)	6%
Interest credited on fixed fund	3%

Policy account value
Fixed fund with 3% credited rate	$4,120
Fixed indexed fund with 6% index credit	$16,960

Value of embedded derivative	$2,100
Host value (assuming 4% rate of increase)	14,560
Total	$16,660
Market risk benefit asset	$43

(1)
Cash	$925
Investment income on general account assets		$925

    (To record investment income on the underlying fixed maturity investments at a 5% assumed return.)
.

(2)
Cash	$960
Investment income - policyholder and other special-purpose portfolios		$660
Other invested assets		$300

    (To record expiration of the options and the proceeds assuming a 10% return on the S&P 500.)

(3)
Insurance policy benefits	$1,080
Policyholder account liabilities		$1,080

    (To record increase in the policyholder account values due to 3% interest on fixed fund component ($120) and 6% return on fixed indexed component ($960).)

(4)
Amortization	$40
Deferred acquisition costs		$40

    (To record amortization of deferred acquisition costs.)

(5)
Future policy benefits	$300
Insurance policy benefits		$300

    (To record difference between the policy account value and the value of the host contract and embedded derivative.)

(6)
Market risk benefit asset	$43
Change in fair value of market risk benefits		$43

    (To record change in market risk benefit asset/liability, none of which is assumed to be related to a change in the instrument-specific credit risk.)

(7)
Other invested assets	$330
Cash		$330

    (To record the purchase of S&P 500 options for the second year of the policy.)

(8)
Fixed maturity investments	$1,555
Cash		$1,555

    (To record investment of net cash flows in fixed maturity investments.)

    Year 2 anniversary

    Policyholder elected the guaranteed withdrawal benefit (“GWB”) payment to commence a day after the first anniversary date. GWB annual payment is 5% of account value at time of election.

S&P return for year	(5)%
Index credited	0%
Interest credited on fixed fund	3%

GWB benefit (5% of account value)	$1,054

Policy account value (allocation of GWB benefit is based on the balance of each fund)
Fixed fund with 3% credited rate less 20% of GWB benefit	$4,031
Indexed fund with 0% index rate less 80% of GWB benefit	$16,112

Value of embedded derivative	$1,680
Host value (assuming 4% rate of increase)	14,405
Total	$16,085
Market risk benefit liability	$3

(1)
Cash	$950
Investment income on general account assets		$950

    (To record investment income on the underlying fixed maturity investments at a 5% assumed return.)

(2)
Investment income - policyholder and other special-purpose portfolios	$330
Other invested assets		$330

    (To record expiration of the options with no return.)
.

(3)
Insurance policy benefits	$117
Policyholder account liabilities		$117

    (To record increase in policyholder account values due to 3% interest on fixed fund component.)

(4)
Policyholder account liabilities	$1,054
Cash		$1,054

    (To record payment of GWB benefit.)

(5)
Amortization	$39
Deferred acquisition costs		$39

    (To record amortization of deferred acquisition costs.)

(6)
Insurance policy benefits	$273
Future policy benefits		$273

    (To record the change in the difference between the policy account value and the value of the host contract and embedded derivative (i.e., $300 - [$16,112 - $16,085] or $273).)

(7)
Change in fair value of market risk benefits	$47
Market risk benefit liability		$4
Market risk benefit asset		$43

    (To record the change in the market risk benefit asset/liability, none of which is assumed to be related to a change in the instrument-specific credit risk.)

(8)
Other invested assets	$330
Cash		$330

    (To record the purchase of S&P 500 options for third year of policy.)

(9)
Cash	$434
Fixed maturity investments		$434

    (To use proceeds from redemptions of fixed maturity investments for required payments in year 2.)

    Year 3 anniversary

S&P return for year	3%
Index credited (60% of S&P return)	2%
Interest credited on fixed fund	3%

GWB benefit	$1,054

Policy account value
Fixed fund with 3% credited rate less 20% of GWB benefit	$3,935
Indexed fund with 2% index rate less 80% of GWB benefit	$15,727

Value of embedded derivative	$1,350
Host contract	14,243
Total	$15,593
Market risk benefit liability	$10

(1)
Cash	$981
Investment income on general account assets		$981

    (To record investment income on the underlying fixed maturity investments at a 5% assumed return.)

(2)
Cash	$290
Investment income - policyholder and other special-purpose portfolios	$40
Other invested assets		$330

    (To record expiration of the options and proceeds assuming a 3% return on the S&P 500.)
.

(3)
Insurance policy benefits	$573
Policyholder account liabilities		$573

    (To record increase in policyholder account values due to 3% interest on fixed fund component ($115) and 2% return on fixed indexed component ($458).)

(4)
Policyholder account liabilities	$1,054
Cash		$1,054

    (To record payment of GWB benefit.)

(5)
Amortization	$37
Deferred acquisition costs		$37

    (To record amortization of deferred acquisition costs.)

(6)
Future policy benefits	$107
Insurance policy benefits		$107

    (To record the change in the difference between the policy account value and the value of the host contract and embedded derivative.)

(7)
Change in fair value of market risk benefits	$7
Market risk benefit liability		$7

    (To record the change in the market risk benefit asset/liability, none of which is assumed to be related to a change in the instrument-specific credit risk.)

(8)
Other invested assets	$330
Cash		$330

    (To record the purchase of S&P 500 options for the fourth policy year.)

(9)
Cash	$113
Fixed maturity investments		$113

    (To use the proceeds from redemptions of fixed maturity investments for payments in year 3.)

    A day after the three year anniversary, the policyholder surrenders her policy.

    Applicable surrender charge 7%

(1)
Policyholder account liabilities	$19,662
Market risk benefit liability	11
Insurance policy benefits	134
Amortization	1,084
Future policy benefits		$134
Change in value of market risk benefit liability		11
Insurance policy income (surrender charge)		1,376
Deferred acquisition costs		1,084
Cash		18,286

    (To record the policy surrender.)

(2)
Cash	$340
Investment income - policyholder and other special-purpose portfolios		$10
Other invested assets		330

    (To sell the S&P 500 options no longer needed to hedge the fixed indexed benefit.)

(3)
Cash	$17,946
Fixed maturity investments		$17,946

    (To use the proceeds from redemption of fixed maturity investments to pay the surrender benefits, net of the proceeds from the sale of the S&P 500 options ($18,286 - $340 = $17,946).)

    The following summarizes the balance sheet and income statement accounts at inception, at each anniversary date and on the surrender date:

		Year 1	Year 2	Year 3	Year 3
	At inception	Anniversary	Anniversary	Anniversary	+ 1 day
Balance sheet:
Assets:
Fixed maturity investments	$18,500	$20,055	$19,621	$19,508	$1,562
Other invested assets	300	330	330	330	—
Market risk benefit assets	—	43	—	—	—
DAC	1,200	1,160	1,121	1,084	—
Total assets	$20,000	$21,588	$21,072	$20,922	$1,562
Liabilities:
Policyholder account liabilities	$20,000	$21,080	$20,143	$19,662	$—
Future policy benefits	—	(300)	(27)	(134)	—
Market risk benefit liabilities	—	—	4	11	—
Total liabilities	20,000	20,780	20,120	19,539	—
Shareholders’ equity	—	808	952	1,383	1,562
Total liabilities and shareholders’ equity	$20,000	$21,588	$21,072	$20,922	$1,562

Income statement:
Revenues:
Net investment income
General account assets		$925	$950	$981	$—
Policyholder and other special-purpose portfolios		660	(330)	(40)	10
Fee income		—	—	—	1,376
Total income		1,585	620	941	1,386
Expenses:
Insurance policy benefits		780	390	466	134
Change in fair value of market risk benefits		(43)	47	7	(11)
Amortization		40	39	37	1,084
Total expenses		777	476	510	1,207
Income (loss) before income taxes		$808	$144	$431	$179

    The primary guidance we follow in accounting for our fixed indexed annuity products includes: various guidance included in “ASC 944 Financial Services - Insurance; ASC 815-15 Embedded Derivatives”; and “Statement 133 Implementation Issue No. B29: FASB Embedded Derivatives: Equity Indexed Annuity Contracts with Embedded Derivatives”.

Exhibit 6-1

Reconciliation of FIA Amounts

    The following table reconciles the relevant fixed indexed annuity amounts in our consolidated statement of operations with our non-GAAP financial measures of margin from fixed indexed annuities and non-operating income for the six months ended June 30, 2023. This period corresponds to the disclosures on page 87 of our Form 10-Q for the Quarterly Period Ended June 30, 2023 and is provided since this period reflects the changes made in connection with our adoption of the new accounting standard related to the accounting for long-duration insurance contracts effective January 1, 2023. Additional periods will be provided upon request. As disclosed in our Form 10-Q, we updated our method of determining non-operating earnings for our fixed indexed annuities to better identify the volatile non-economic impacts of that line of business to include the impacts of changes in equity markets on the fair value of the embedded derivatives.

									Non-
									operating
		Margin from fixed indexed annuities included in operating earnings							earnings
									Changes in
							Change in		fair value of
							market	Margin	embedded
	Total						value	from	derivatives
Six months ended	pre-tax	Insurance	Net	Insurance			of the	fixed	liabilities
June 30, 2023	GAAP	policy	investment	policy	Interest		underlying	indexed	and market
(dollars in millions)	margin	income	income	benefits	credited	Amortization	options (1)	annuities	risk benefits
Revenues:
Insurance policy income	$9.1	$9.1	$—	$—	$—	$—	$—		$—
Net investment income:
General account assets	200.0	—	200.0	—	—	—	—		—
Policyholder and other special-purpose portfolios	72.6	—	—	—	—	—	72.6		—
Total revenues	281.7	9.1	200.0	—	—	—	72.6		—

Benefits and expenses:
Insurance policy benefits	182.3	—	—	8.3	75.3	—	72.6		26.1
Change in fair value of market risk benefits	(11.4)	—	—	—	—	—	—		(11.4)
Amortization	31.4	—	—	—	—	31.4	—		—
Total benefits and expenses	202.3	—	—	8.3	75.3	31.4	72.6		14.7
Margin from fixed indexed annuities, before income taxes	$79.4	$9.1	$200.0	$(8.3)	$(75.3)	$(31.4)	$—	$94.1	$(14.7)

____________________
(1)     The net investment income and interest credited amounts in our operating margin exclude the change in market values of the underlying options supporting the fixed indexed annuity products and corresponding amount credited to policyholder account balances.